

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2009

By U.S. Mail and facsimile (405) 742-1805

Mr. Rick Green
Chief Executive Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, Oklahoma 74074

> **Re: Southwest Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Definitive Proxy Statement filed March 17, 2009**
> **File Number 001-34110**

Dear Mr. Green:

We have reviewed your response to our comment letter dated July 17, 2009 and have the following comment.

Form 10-Q, filed August 7, 2009

Note 3. Acquisitions, page 8

1. We note your disclosure relating to your FDIC-assisted transaction with First National Bank of Anthony (FNBA). Please revise your future filings beginning with your Form 10-Q for the period ended September 30, 2009 to address the following:

    - Present your estimated loss reimbursement from the FDIC as a separate asset on your balance sheet and within in loans pursuant to paragraph 39 of SFAS 141(R).
    - Please distinguish between covered loans and non-covered loans on your balance sheet, your MD&A disclosures, and all Guide 3 disclosures.
    - Clearly state your accounting policies for determining your allowance for loan losses on covered loans acquired from FNBA. Please refer to SAB Topic 11N.
    - Please ensure you have included all of the required SOP 03-3 disclosures relating to these covered loans.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. We may have additional comments after reviewing your response.

Please direct any questions to John Spitz, Staff Accountant, at 202-551-3484, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant